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                                                                 EXHIBIT 3(i)(c)

                               STATE OF DELAWARE

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION

FIRST: That a meeting of the Board of Directors of ANGLO-SIERRA RESOURCES CORP. resolutions were duly adopted setting forth proposed amendments of the Certificate of Incorporation of said corporation, declaring said amendments to be advisable and requesting a majority of the stockholders of said corporation to give their consent in writing thereto. The resolutions setting forth the proposed amendments are as follows:

      BE IT RESOLVED THAT, that effective March 15, 1999, the Certificate of Incorporation of this corporation be amended by changing the article thereof numbered "I" so that, as amended, said Article shall be and read as follows:

                                    Article I
                                      Name

      The name of the Corporation shall be BULLET ENVIRONMENTAL TECHNOLOGIES, INC.

      BE IT RESOLVED THAT, that effective March 15, 1999, each issued and outstanding share of this Corporation's Common stock shall automatically convert into 0.02 shares of this Corporation's Common stock. Notwithstanding the above, no fractional shares will be issued. Any shareholder of this Corporation who on March 15, 1999 owned less than 50 shares, and who would therefor otherwise receive less than one share of this Corporation's Common stock shall be entitled to receive $.0001 for each share of this Corporation's Common stock owned by such shareholder immediately prior to the effective date of this amendment, provided such shareholder sends a written request for payment of this Corporation. Any fractional share which as a result of the foregoing would otherwise be issued to a shareholder of this Corporation shall be rounded down to the nearest whole share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a majority of the stockholders of said corporation gave their consent in writing to the preceding resolutions in lieu of a meeting of stockholders pursuant to
Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

                                      By:                 /s/
                                         -------------------------------------
                                                  (Authorized Officer)

                                      NAME: Tim Coupland